Exhibit 21.1

WESTERN ALLIANCE BANCORPORATION

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Bank of Nevada	Nevada
Western Alliance Bank	Arizona
Torrey Pines Bank	California
Shine Investment Advisory Services, Inc.	Colorado
Western Alliance Equipment Finance, Inc.	Arizona